SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

COMMISSION FILE No. 1-31690

TransCanada Corporation
(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

I

This Form 6-K/A is being filed to correct a clerical error made on Exhibit 13.3 to Form 6-K dated April 27, 2007 which on page 4, row 3, incorrectly stated the amount of $9,000,000 “Change in equity investment funded status of postretirement plan liability, net of tax of $(4)” under the column “Cumulative Translation Account” instead of the “Total” column.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

May 8, 2007

EXHIBIT INDEX

13.3	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s First Quarter 2007 Quarterly Report to Shareholders.